Filed by Werewolf Therapeutics, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Werewolf Therapeutics, Inc. (File No. 001-40366)

 Analyst Day  November 2026

 2  Disclaimer  This presentation and the accompanying slides and oral commentary (this “Presentation”) have been prepared by Ambros Therapeutics, Inc. (“Ambros,” “we,” “us” or the “Company”) for informational purposes only.  This Presentation has been prepared based on information the Company considers reliable, but no representation or warranty, express or implied, is given by the Company, its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the contents hereof. The information contained herein is subject to change.  Forward-Looking Statements  This Presentation contains forward-looking statements. Such statements include, but are not limited to, statements about the Company, the proposed merger between Ambros and Werewolf Therapeutics, Inc. (“Werewolf”) and the concurrent private placement financing (the “Concurrent PIPE Financing” and, together with the proposed merger, the “Transactions”); expectations regarding the completion, timing and anticipated effects, benefits and opportunities of the Transactions; Ambros’ expectations regarding the use of proceeds from the Concurrent PIPE Financing; estimated cash at closing of the proposed merger and cash runway expectations, including expectations regarding the Company’s ability to fund operations through key clinical milestones; research and clinical development activities; plans and projected timelines for neridronate; plans regarding regulatory filings; expectations regarding the relative benefits of neridronate compared with competitive therapies; and expectations regarding the therapeutic and commercial potential of neridronate. The words “believe,” “may,” “will,” “estimate,” “plan,” “continue,” “anticipate,” “expect,” “potential” and similar expressions (including the negative thereof) are intended to identify forward-looking statements.  Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Risks that contribute to the uncertain nature of the forward-looking statements include, among others: the inability to consummate the Transactions, including due to a failure to obtain the requisite stockholder approvals or satisfy other closing conditions; costs related to the proposed Transactions; potential litigation or disruption to the Company’s operations related to the Transactions; clinical trials may not be successful; the results of the interim analysis of CRPS-RISE may not meet the prespecified statistical threshold required to stop the trial early for efficacy, and CRPS-RISE may be required to continue through its planned enrollment, treatment and follow-up period to a final analysis; the U.S. Food and Drug Administration (“FDA”) may not agree with interpretations of data from clinical trials of neridronate or may require additional clinical or other data; delays in the commencement, enrollment, completion or analysis of clinical testing for neridronate, or in the reporting of data from such clinical testing; significant issues regarding the adequacy of clinical trial designs or the execution of clinical trials may arise, which could result in increased costs and delays or limit the ability to obtain regulatory approval; neridronate may not receive regulatory approval or be successfully commercialized; unexpected adverse side effects or inadequate therapeutic efficacy of neridronate could delay or prevent regulatory approval or commercialization; and the Company may not be able to obtain additional financing.  For a further discussion of these and other risks and uncertainties, see the registration statement on Form S-4 filed by Werewolf with the U.S. Securities and Exchange Commission (the “SEC”), as amended, including the section entitled “Risk Factors,” and other documents filed by Werewolf with the SEC. All forward-looking statements contained in this Presentation speak only as of the date on which they were made, and the Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.  Important Additional Information and Where to Find It  In connection with the proposed transaction between Werewolf and Ambros, Werewolf has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement relating to the proposed transaction and a prospectus of Werewolf (the “Proxy Statement/Prospectus”). Werewolf may also file other relevant documents with the SEC regarding the proposed transaction. This Presentation is not a substitute for the Proxy Statement/Prospectus or any other document that Werewolf has filed or may file with the SEC or send to stockholders of Werewolf or Ambros in connection with the proposed transaction. After the registration statement is declared effective, the definitive Proxy Statement/Prospectus will be mailed to stockholders of Werewolf.  INVESTORS AND SECURITYHOLDERS OF WEREWOLF ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT WEREWOLF, AMBROS AND THE PROPOSED TRANSACTION.  Investors and securityholders may obtain free copies of the registration statement, the Proxy Statement/Prospectus and other documents filed with the SEC by Werewolf through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Werewolf are also available free of charge on Werewolf’s website at https://investors.werewolftx.com/financial-information/sec-filings.  No Offer or Solicitation  This Presentation is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Werewolf or Ambros, or the solicitation of a proxy, consent, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption from the registration requirements thereof, and otherwise in accordance with applicable law.  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.  Participants in the Solicitation  This Presentation is not a solicitation of a proxy from any securityholder of Werewolf or Ambros. However, Werewolf and Ambros and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Werewolf’s directors and executive officers is contained in Werewolf’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 27, 2026, and in subsequent documents filed with the SEC.  Information regarding persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement/Prospectus included in Werewolf’s registration statement on Form S-4, as amended, including under the sections entitled “The Merger—Interests of Werewolf’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Ambros’ Directors and Executive Officers in the Merger.” Such documents may be obtained free of charge from the sources indicated above.  Third-Party Trademarks  This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Presentation may appear without the ™, SM, © or ® symbols, but such references are not intended to indicate, in any way, that the applicable owner will not assert, to the fullest extent under applicable law, its rights thereto.  Disclaimers

 3  Ambros Analyst Day Agenda  Introduction and Corporate Overview  Jay Hagan   Werewolf Transaction and Concurrent Financing  Cris Calsada  Complex Regional Pain Syndrome Overview  Gail Cawkwell, MD, PhD  Neridronate: Mechanism, Clinical Evidence to Date, and Ongoing Trial  Gail Cawkwell, MD, PhD  Market Opportunity and IP  Kunal Kishnani  Strong Capital Position and Looking Ahead   Jay Hagan

Experienced Leadership Team



Jay Hagan
President & CEO

- CEO of Regulus Therapeutics
- CFO/CBO of Orexigen Therapeutics
- Managing Director of Amgen Ventures



Kunal Kishnani
SVP Corporate Development

- President of Rare Disease at Kriya Therapeutics
- Founder & CEO of Warden Bio
- Co-Founder and Head of Operations at Genevant



Cris Calsada
Chief Financial Officer

- CFO of Regulus Therapeutics
- CFO of Sanifit Therapeutics
- COO of Ambrx Biopharma



Gail Cawkwell, MD, PhD
Chief Medical Officer

- CMO of Aclaris Therapeutics
- SVP of Medical Affairs at Intercept Pharmaceuticals
- CMO of Purdue Pharma
- VP of Medical Affairs, R&D at Pfizer



Christopher Aker
General Counsel

- General Counsel at Regulus Therapeutics
- Corporate Counsel & Senior Director of Administration at Phenomix Corp
- Corporate Counsel at Cureline



Claire Padgett, PhD
SVP of Clinical Operations and Program Management

- SVP of Clinical Operations at Regulus Therapeutics
- Principal Consultant at Constellation Consulting
- SVP Developmental Operations at Sanifit Therapeutics



Jennifer Lam
SVP Finance and Administration

- SVP Finance and Administration at Reneo Pharmaceuticals
- VP of Finance at Amplyx Pharmaceuticals
- Corporate Controller at Dendreon

Board of Directors:

Keith Katkin
Chairman

Prisca Di Martino
Director
Abiogen Pharma

Trit Garg, MD
Director
Longitude Capital

Matthew Hammond, PhD
Director
RA Capital Management

John C. Jacobs
Director
Novavax

Scott Robertson
Director
Star Therapeutics

4

 5  History of Strong and Rapid Execution Since Founding  September 2024  Ambros’ Inception  December 2024  Signed the License for Neridronate with Abiogen  Late 2024/Early 2025  $12.5 million Seed Financing  April 2025  Aligned with the FDA on One Phase 3 Trial of Neridronate for Potential Approval  December 2025  $125 million Series A  March 2026  Ambros Received Notice of Allowance for Neridronate’s Method of Use Patent, Potentially Extending Exclusivity to 2045  June 2026  Dosed the First Patient in the CRPS-RISE trial  August 2026  Announced the Proposed Merger Between Ambros and Werewolf and Concurrent $150 million PIPE  October 2026  Aligned with the FDA on including an Interim Analysis in the CRPS-RISE trial

Neridronate has the potential to become the first and only FDA-approved medicine for Complex Regional Pain Syndrome Type 1 (CRPS-1)

CRPS-1 Rare Disease Burden

- ~65,000 newly diagnosed individuals each year in the U.S.[1]
- Severely painful and debilitating condition following injury
- Long-lasting disability; may become permanent
- No FDA-approved medicines; current pharmacological therapies have limited to no efficacy[2]

Neridronate Highlights

- Differentiated bisphosphonate administered intravenously (IV)
- Extensive clinical data, including 2 successful Italian Phase 3 trials in CRPS
- Approved in Italy for CRPS[3]

Single Phase 3 for Approval in the U.S.[4]

- FDA granted Breakthrough Therapy, Fast Track, & Orphan Drug Designations
- FDA alignment on single pivotal Phase 3 study (CRPS-RISE, currently recruiting) for approval
- Projected to be fully funded through NDA submission

Potential Blockbuster Opportunity

- Large healthcare and patient burden[1]; first mover advantage via potential U.S. approval
- To our knowledge, there are no other clinical-stage therapies for the treatment of CRPS-1 in other pharma or biotech pipelines
- Expected US market exclusivity through 2045

1. Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483); analysis also quantifies disease burden through elevated rates of mobility loss, long-term disability (SSDI), opioid use disorder, and depression vs. non-CRPS individuals.
2. Fassio, Pharmacological treatment in adult patients with CRPS-1: a systematic review and meta-analysis of randomized controlled trials. *Rheumatology* 2022
3. Italian commercialization rights are not held by Ambros
4. FDA feedback indicates a single successful Phase 3 study may be sufficient to support NDA submission

6

 7  Pending Transaction with Werewolf Therapeutics and Concurrent Financing

 Transaction Highlights  8  Transaction Structure  Reverse triangular merger of a wholly owned subsidiary of Werewolf Therapeutics (public company) with and into Ambros Therapeutics (private company)  Ambros survives as a wholly owned subsidiary of Werewolf  Post-closing, the combined company will be renamed Ambros Therapeutics, Inc. and trade on Nasdaq under the ticker symbol "AMBX"  Valuation & Ownership  Anticipated pro forma value of combined company at closing: ~$697.5M  Implied valuation for Ambros: $500M (before concurrent PIPE)  Implied valuation for Werewolf: $47.5M1  Concurrent PIPE financing: $150M, co-led by RA Capital Management and Janus Henderson Investors  Pro forma ownership split at closing: ~72.0% Ambros, ~6.4% Werewolf, ~21.6% Concurrent Financing investors  Use of Proceeds  Expected to fund the completion of CRPS-RISE pivotal trial, regulatory activities through NDA submission, select pre-commercial activities, as well as for working capital and other general corporate purposes  Projected Timing  Expect to close the definitive agreement and concurrent financing in the fourth quarter of 2026  Consists of $30M assumed net cash at closing and $17.5M Nasdaq listing value. Werewolf’s legacy pipeline is addressed through a CVR.

 9  Complex Regional Pain Syndrome Type 1 (CRPS-1): a debilitating disease with no approved US therapy

CRPS-1 is a progressive, debilitating orphan disease typically triggered by injury or trauma, such as bone fractures or limb surgeries

- **Considered among the most painful of all known diseases with high unmet need**
  - Extremely severe, continuous, disabling limb pain that is disproportionate to initial injury[1]
  - Occurs more frequently in women; typical age of onset between 40 and 60 years old but can occur at any age[1]
  - Patients with CRPS-1 may experience sleep disturbance and meaningful diminished quality of life and independence[1]
  - Associated with significant increases in depression as well as opioid use disorder as compared to U.S. individuals without CRPS-1[2]
  - No FDA-approved therapies to address the underlying disease biology or progression
  - Common pain meds (e.g., NSAIDs, opioids, gabapentin) have shown limited efficacy[3]
  - Expensive and ineffective procedures such as sympathetic nerve blocks, sympathectomies, and spinal cord stimulation are used despite limited efficacy[3]
- **Established Budapest Clinical Diagnostic Criteria confirm CRPS-1 diagnosis**[4]
  - CRPS-1 comprises ~90% of all CRPS cases[5]
  - CRPS Type 2 (CRPS-2) is diagnosed with evidence of nerve damage[4]

CRPS-1 is an orphan disease with ~65,000 newly diagnosed individuals each year in the U.S.[2]

1. Harden et al. Complex Regional Pain Syndrome: Practical Diagnostic and Treatment Guidelines, *Pain Med.* 2013
2. Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483)
3. Fassio, Pharmacological treatment in adult patients with CRPS-1: a systematic review and meta-analysis of randomized controlled trials. *Rheumatology* 2022
4. Harden RN, Bruehl S, Perez RSGM, et al. Validation of proposed diagnostic criteria (the "Budapest Criteria") for CRPS. *Pain, 2010*
5. Sandroni. Complex regional pain syndrome type 1: incidence and prevalence in Olmsted County, a population-based study. *Pain, 2003*

10

CRPS-1 progresses through stages of increasing severity post-injury

~50% of patients in the U.S. are currently diagnosed within first 6 months of symptom onset[1]

Stage 1: "Warm" Phase (typically 0-12 months post-injury)[2]

- Burning pain, allodynia, hyperalgesia
- Increased warmth and redness in the affected limb
- Swelling, sweating, shiny skin
- Abnormal nail growth or rapid hair growth on the affected limb
- Difficulty bending or moving the affected limb due to pain and stiffness
- Typically associated with positive triple-phase bone scan (TPBS) reading[3]






Stage 2: "Cold" Phase (typically >12 months post-injury)

- Severe, persistent pain, vasoconstriction, and limb discoloration (icy, pale, or blue)
- While symptoms may spontaneously resolve, patients who forgo early treatment during the warm phase face elevated risk of chronicity, recurrence, or irreversible disease progression[4]

1. Primary market research with physicians and CRPS experts conducted by Aquest
2. Ambros post-hoc analysis of pooled baseline assessments of warm symptoms against time since CRPS onset across the four Grünenthal and two Abiogen studies (n = 189)
3. Wertli et al. Usefulness of bone scintigraphy for the diagnosis of Complex Regional Pain Syndrome 1: A systematic review and Bayesian meta-analysis. PLoS One 2017.
4. Harvard Medical School, Complex regional pain syndrome (CRPS). March 11, 2026.

11

CRPS treatment in the US largely focuses on pain management, but most treatments have little efficacy

First Line Treatments

↓

Last Line Treatments

Narcotics

Nerve Blocks

Nerve Blocks
*Some HCPs choose Nerve blocks as a first line treatment with PT
*Used as a diagnostic tool

OTC Topical & Oral
(NSAIDs, Analgesics, Lidocaine)

Steroids
*Used temporarily in conjunction with PT if CRPS is caught early

Anti-depressants
(SNRIs, TCAs, SSRIs)
*HCPs note that duloxetine is useful for patients experiencing problems with sleep

Anticonvulsants
(Gabapentin, Pregabalin, Topiramate)
*Insurance companies require HCPs to try Gabapentin before moving to Pregabalin

Combinations of Anti-depressants and anticonvulsants

Acupuncture, Hyperbaric Chamber, Combination Topicals, Calcitonin, Lidocaine Infusions

Narcotics & Intrathecal Pump

Spinal Cord Stimulator (SCS)

Ketamine infusions

Physical Therapy

Cognitive Behavioral & Occupational Therapy

In a 2022 systematic review of clinical trials for CRPS

Steroids ***improved*** **pain by 3.84 mm**

NSAIDs ***improved*** **pain by 0.47 mm**

Anti-epileptics ***worsened*** **pain by 8.00 mm**

Ketamine ***improved*** **pain by 8.27 mm**

A 10 mm difference on a 100 mm visual analogue scale is generally considered clinically relevant

Srinivasa N Raja, Asokumar Buvanendran & Lizandra Marcondes (2021) Complex Regional Pain Syndrome: A Comprehensive Qualitative Research Study on Unmet Needs in the "Patient Journey", Journal of Pain Research, , 2391-2401, DOI: 10.2147/ JPR.S317648
Angelo Fassio et al (2022) Pharmacological treatment in adult patients with CRPS-1: a systematic review and meta-analysis of randomized controlled trials. Rheumatology 61:3534-3546

12

 13  Neridronate: mechanism and clinical evidence to date

 Neridronate is a differentiated bisphosphonate approved in Italy for the treatment of several bone disorders including CRPS1  Originally developed by Abiogen Pharma S.p.A. under the trade name NERIXIA®  Approved in Italy for the treatment of Osteogenesis Imperfecta, Paget’s Disease, and CRPS1  We have licensed commercialization rights in the United States, Canada, and Mexico from Abiogen  Cumulative estimated patient exposure of approximately 600,000 to date (all indications) in Italy2  Neridronate  (6-Amino-1-hydroxyhexane-1, 1-diphosphonic acid monosodium salt hemihydrate)  14  NERIXIA Italian approval label. Italian commercialization rights are not held by Ambros.  Neridronate 2025 Periodic Safety Update Report (Internal).

 Derived from: Varenna M. Bisphosphonates beyond their anti-osteoclastic properties The lesson of complex regional pain syndrome. Rheumatology 2014;53:965-7, Tzschentke TM. Pharmacology of bisphosphonates in pain. Br J Pharmacol. 2021; 178: 1973–1994. https://doi.org/10.1111/bph.14799, Maksymowych WP. Bisphosphonates. Anti-inflammatory properties. Curr Med Chem Anti Inflamm Anti Allergy Agents 2002;1:1528, Jena, L.N., Bennie, L.A., McErlean, E.M. et al. Exploiting the anticancer effects of a nitrogen bisphosphonate nanomedicine for glioblastoma multiforme. J Nanobiotechnol 19, 127 (2021). https://doi.org/10.1186/s12951-021-00856-x, Leitha T, Korpan M, Staudenherz A et al. Five phase bone scintigraphy supports the pathophysiological concept of a subclinical inflammatory process in reflex sympathetic dystrophy. Q J Nucl Med 1996;40:18893.Slide represents proposed disease processes and mechanism of action of neridronate.  IL-6: Interleukin 6.  TNF: Tumor necrosis factor.  NGF: Nerve growth factor.  Anticipated action is beyond an osteoporosis or an analgesic effect  15  Neridronate is expected to focus on the underlying disease drivers when used in the right CRPS-1 patients at the right disease stage  Trauma leads to local tissue hostile environment  Positive TPBS supports neridronate will concentrate in the target limb  Release and activation of monocytes, macrophages and keratinocytes  NERIDRONATE  Inhibits monocyte, macrophage and keratinocyte production and activation  Hydroxyapatite crystal dissolution  NERIDRONATE  Decreased osteoblast and osteocyte apoptosis  Inhibits farnesyl pyrophosphate synthase, GTPase post-translational modifications  Increased Release of Substance P and CGRP  NERIDRONATE  Inhibits farnesyl pyrophosphate synthase and GTPase post-translational modifications  Inhibits local calcium influx  Inhibits gliosis associated with neuropathic pain  UNTREATED  Release of pro-inflammatory  mediators (IL-6, TNF, NGF)  UNTREATED  Local Inflammation: Red, Warm, Swollen, Painful  UNTREATED  Local Osteoporosis  UNTREATED  Local Swelling, Pain  CRPS-1 Disease State  TREATED Neridronate activity in CRPS-1  Who are the right patients?  CRPS-1:   bone-focused disease  Positive TPBS:   right treatment in the right limb  Warm phase:   Inflammatory signs and symptoms  Generally, these occur within 6-12 months of onset

Successful Abiogen Phase 3 study in warm CRPS-1 patients with confirmed bone involvement supported Italian approval of neridronate

Neridronate achieved the primary endpoint of ≥50% reduction in pain intensity score vs. placebo (p=0.0003) and reduced pain intensity score vs. placebo‡ (p<0.0001) in Abiogen's NERIAS Phase 3 study

- Significant improvements observed across secondary endpoints of pain and quality of life (McGill Pain Questionnaire and SF-36), edema, allodynia, hyperalgesia, and pain at motion vs. placebo
- Responses similar whether treated initially or after day 40+ washout
- Successful results replicated in Abiogen's subsequent NAIMES Phase 3 study in CRPS-1 with intramuscular (IM) neridronate in Italy



Double-blind
n= 82
Placebo Cross-over
Wash out
Neridronate
100 mg × 4
Δ = -24.46
P<0.0001
P=0.043
P=0.0001
P< 0.0001
Placebo
Neridronate
Pain VAS
80
60
40
20
D D D D
D D D D
0
10
20
30
40
50
60
70
80
90
Days

RHEUMATOLOGY
Original article
Treatment of complex regional pain syndrome type I with neridronate: a randomized, double-blind, placebo-controlled study

- 100 mg neridronate or placebo administered intravenously (IV) on days 1, 4, 7, and 10*
- Primary endpoint of pain intensity assessed by visual analog scale (VAS, range 0-100 mm) at day 40
- Open-label placebo cross-over phase after 10-day washout

Key inclusion criteria:
- Confirmed diagnosis of CRPS-1
- No longer than 4 months since onset of symptoms
- Positive TPBS

D: IV study treatment dosed. IV: Intravenous. IM: Intramuscular.
*Varenna M et al. Treatment of complex regional pain syndrome type 1 with neridronate: a randomized, double-blind, placebo-controlled study. Rheumatology (Oxford). 2013 Mar;52(3):534-42
‡ This is the primary endpoint in CRPS-RISE

16

Durable, potentially disease-modifying effects observed in long-term studies: clinical trial and real-world data

Phase 3 NAIMES Study in CRPS-1 with IM / IV Neridronate (n = 78)[1]



Placebo/IV neridronate
IM neridronate
Wash out (Days 30-40)
Placebo IV Tx Phase (day 40-60)
Off treatment follow up (Days 60 to 360)
Pain VAS
100
90
80
70
60
50
40
30
20
10
0
DDDD
0
30
60
90
120
150
180
210
240
270
300
330
360
Treatment duration (days)
Double-blind IM Tx Phase (to Day 30)

- NAIMES achieved primary endpoint measured at Day 30: 65.9% of neridronate-treated versus 29.7% on placebo achieved at least a 50% improvement in pain (p=0.0017)
- Following completion of the double-blind portion of the Phase 3 IM study, placebo participants were treated with 400 mg IV neridronate (4 doses of 100 mg)
- Benefits on pain reduction, clinical and functional measures were **maintained and further improved over 12 months** in most patients treated with neridronate administered either IM or IV
- **≥88% of subjects in both groups were defined as responders (≥50% improvement in pain) at 12 months**

Longitudinal, observational real-world study in CRPS-1 (n=103)[2]



<0.0001
<0.0001
<0.0001
0.7130
VAS Pain (mm)
100
80
60
40
20
0
79.1
33.1
17.5
19.1
DDDD
Baseline
Month 3
Month 12
Last

- Real-world longitudinal study conducted by Italian investigators with 400 mg IV neridronate
- **78% reduction in pain over 12 months, with improvements sustained up to 3+ years**; early VAS pain intensity reduction was significantly and strongly associated to lower loss of motion at month 12
- **>84% of patients achieved resolution of key symptoms such as hyperalgesia and allodynia by month 12**

D: IV study treatment dosed. IV: Intravenous. IM: Intramuscular.

1. Varenna M et al. Intramuscular neridronate for the treatment of complex regional pain syndrome type 1: a randomized, double -blind, placebo -controlled study. Ther Adv Musculoskelet Dis. 2021 Jun 11;13:1759720X211014020.
2. G. Adami et al. Long-term effectiveness and predictors of bisphosphonate treatment in type 1 complex regional pain syndrome. Clinical and Experimental Rheumatology 2024; 42: 961 -966

17

Neridronate has also been evaluated in a broader, "all-comers" CRPS population

In 2013, Grünenthal licensed rights to neridronate and ran two global Phase 3 clinical trials[1]

- Also conducted dose-ranging studies (supporting existing dose/regimen) and large 1-year safety study
- Enrolled all CRPS types (1, 2)
- No TPBS required for inclusion; majority beyond warm phase
- Terminated trials early due to interim futility analysis and then returned rights to Abiogen
- Final analysis of trials showed one positive study (p=0.0111) and one negative study (p=0.2522)

Positive Grünenthal study was driven by subset of participants with CRPS-1 and warm subtype findings at baseline

Ambros is building on the successful Abiogen studies in warm phase CRPS-1

Protocol Element	Grünenthal	Abiogen	Ambros
Positive TPBS	No	Yes	**Yes**
CRPS-1 Subtype	75%	100%	**100%**
Phase of Disease	Warm/Cold	Early/Warm	**Early/Warm**
Symptom Duration	≤ 24 Months	≤ 4 Months	**≤ 6 Months**

1. Grünenthal GmbH. Phase 3 trials of intravenous neridronic acid in CRPS: KF7013-02 (ClinicalTrials.gov NCT03530345; EudraCT 2016-003833-91) and KF7013-04 (ClinicalTrials.gov NCT03560986; EudraCT 2017-004244-37). Both trials discontinued following a pre-planned interim futility analysis; company clinical study reports.

18

 19  Neridronate efficacy in CRPS aligns with mechanism of action:Better response in bone-focused type, with warm phase signs  Participants with CRPS-1 improved by 1.6 points on a scale where a 1-pt improvement is relevant  Those with CRPS-2 had ~ no response in this Grünenthal study (post hoc analysis)  Analysis including those not warm, no TPBS and adjusts for baseline pain  Week 12 Pain (0-10 NRS) Improvement  Adjusted for baseline pain, placebo-subtracted  0  2  0.4  0.8  1.2  1.6  CRPS-1  CRPS-2  Better responses in the more bone-focused CRPS-1 than 2  Better responses in with warm-phase than without  Baseline swelling, degree of swelling associated with a bigger effect size on pain at the end of the trial across 3 studies in this post hoc analysis  (adjusted for baseline pain)  Baseline Limb Redness and/or ~ Warmth Doubles the Mean Pain Difference  Trial KF7013-02 (11-point NRS)  Subgroup  Treatment Arm  Mean Change at 12 Weeks  Mean Diff  (+) Red and/or warm affected limb at baseline  Neridronate (n=7)  -1.75  -2.11  Placebo (n=5)  +0.36  (-) Red and/or warm affected limb at baseline  Neridronate (n=8)  -1.21  -1.14  Placebo (n=11)  -0.07  Data on file  Adami G, et al. (2025, Nov 13-15). A precision medicine approach to identifying patients with complex regional pain syndrome type 1 who may benefit from neridronate [Poster presentation]. American Society of Regional Anesthesia and Pain Medicine, 24th Annual Pain Medicine Meeting, Austin, TX.    NRS, numeric rating scale. Based on Post Hoc analyses of Phase 3 trials

Neridronate efficacy in CRPS aligns with mechanism of action: Better responses with warm, inflammatory disease stage

Post-hoc analyses across three Phase 3 trials[1]

Baseline swelling and the degree of swelling associated with a bigger effect size on pain at the end of the trial across 3 studies

(adjusted for baseline pain)

Across 3 Phase 3 Trials, Baseline Edema is Associated with a Greater Response



Baseline
p=0.068
-15.40
Mild Edema
p=0.004
-28.60
Mod Edema
p=0.576
-6.71
Mild Edema
p=0.003
-24.30
Mod Edema
p=0.005
-37.60
Severe Edema
p=0.096
-0.91
No Edema
p=0.001
-2.11
Yes Edema
NERIAS Trial Day 40
NAIMES Trial Day 30
KF7013-02 Trial Week 12

1. Adami G, et al. (2025, Nov 13-15). A precision medicine approach to identifying patients with complex regional pain syndrome type 1 who may benefit from neridronate [Poster presentation]. American Society of Regional Anesthesia and Pain Medicine, 24th Annual Pain Medicine Meeting, Austin, TX.

NRS, numeric rating scale.

20

Ongoing pivotal Phase 3 study (CRPS-RISE) builds on successful Abiogen program

Key Eligibility

- CRPS-1 diagnosed per clinical Budapest criteria
- A known precipitating event (e.g., sprain, fracture, contusion)
- CRPS duration ≤6 months
- Moderate-severe pain >4 on 11-point NRS (average weekly)

Precision medicine criteria

- Positive TPBS
- Warm CRPS-1 subtype, defined as:
  - Moderate to severe edema, or
  - At least mild edema + obvious redness, or
  - At least mild edema + increase in temperature

Screening 2 to ≤6 weeks

ClinicalTrials.gov ID: NCT07210515

CRPS-RISE clinical trial

Randomize 1:1

N= ~135 IV neridronate 100 mg+
Days 1, 4, 7, and 10
Followed by off-treatment follow-up

N= ~135 IV placebo
Days 1, 4, 7, and 10
Followed by off-treatment follow-up

WEEK 3	WEEK 6	WEEK 9	WEEK 12
Clinic Study Visit	Clinic Study Visit	Phone Call	Clinic Study Visit

+ Neridronate dose adjusted in patients with renal impairment

Primary Endpoint

Change from baseline to Week 12 in pain intensity (11-point NRS)

Key Secondary Endpoints:

- ≥50% reduction in pain intensity at Week 12
- Change from baseline in CRPS Severity Score (CSS) at Week 12
- Patient Global Impression of Change (PGIC) in CRPS-related health at Week 12
- Change from baseline in SF-36: Physical Functioning Domain at Week 12

Clinical program includes:

- **Registry** for long-term outcomes and
- **Open-label extension** to support RCT retention, provide data on a 2nd course of treatment in some patients after Week 12

Interim Analysis:

FDA indicated that incorporating an interim analysis with a group sequential design is acceptable; the trial could stop early for efficacy if the prespecified statistical threshold is met.

NRS: Numerical Rating Scale

21

 Neridronate has been generally well-tolerated across all clinical trials and in post-marketing experience  The tolerability profile of neridronate in CRPS is consistent with the tolerability profiles of other IV bisphosphonates given over a short term; however, no meaningful changes in renal function have been observed in neridronate CRPS trials  Acute Phase Reactions (and associated events) were the most commonly reported treatment emergent adverse events in participants receiving neridronate in CRPS clinical trials   Potential risk of developing osteonecrosis of the jaw (ONJ) with high-dose bisphosphonates has not been observed in neridronate CRPS-1 clinical trials1  Post-marketing experience with neridronate in Italy indicates a favorable benefit/risk profile for its approved indications (Paget’s disease, osteogenesis imperfecta, and CRPS-1), with an estimated 600,000+ patients receiving treatment since 20022  ONJ has been very rarely reported in post-marketing data in Italy  Neridronate 2025 Periodic Safety Update Report (Internal).  22  Well-established anticipated tolerability profile

Neridronate is Differentiated from other Bisphosphonates

Individual bisphosphonates differ meaningfully in their pharmacological properties

Other Bisphosphonates

- Oral bisphosphonates have single-digit bioavailability which is unlikely to be sufficient for CRPS where a short time to a high exposure is felt to be important.
- Bisphosphonates have different binding characteristics which may have a meaningful impact on efficacy and safety in CRPS. For example:[1]
  - Neridronate is ~ 100x more potent than etidronate
  - Neridronate is ~ 100x less potent than zoledronate[2]

Neridronate

- ✓ Large therapeutic window allows for IV dosing and high exposure without dose limiting adverse events
- ✓ Specific binding characteristics have been described in literature as unique from other bisphosphonates, leading to enhanced tolerability profile[3]
- ✓ The only bisphosphonate supported by multiple positive, randomized, double-blind, placebo-controlled Phase 3 trials and approved in Italy for CRPS-1
- ✓ No history of meaningful change in renal function in CRPS clinical trials

1. Fleisch H 1997 Bisphosphonates in bone disease; data based on rodent studies and inhibition of bone resorption
2. The clinical data presented is not based on any head-to-head clinical trials. Differences exist between trial designs, patient characteristics and other factors, and caution should be exercised in drawing any conclusions from a comparison of the data across studies as cross-study comparisons are inherently limited and such data may not be directly comparable.
3. Iolascon, G.; Moretti, A. The Rationale for Using Neridronate in Musculoskeletal Disorders: From Metabolic Bone Diseases to Musculoskeletal Pain. *Int. J. Mol. Sci.* 2022.

23

 24  Market Opportunity and Lifecycle

Neridronate is a potentially first-in-class therapy for CRPS-1 with a large U.S. market opportunity

1 Opportunity to establish standard of care

- No FDA-approved pharmacological therapies; current options limited, lack efficacy, costly, and complex
- Potentially **disease-modifying** mechanism
- Addresses a population with opioid use disorder present in ~15% of patients in the first year of opioid use.[1]

2 Well-defined population & call points

- **~65,000** newly diagnosed individuals in the U.S. per year[1]
- Short in-office IV course of treatment
- We believe the majority of treating physicians are reachable with a focused sales force

3 Strong market research support

- Favorable reimbursement environment supported **by significant unmet medical need**, the absence of FDA-approved pharmacologic therapies for CRPS-1, and market research
- **~95% of physicians** would prescribe neridronate if approved[2]
- Potential pricing comparable to other rare disease therapies with similarly sized patient populations

1. Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483).
2. Primary market research with physicians and CRPS experts conducted by Aquest.

25

 Initial addressable market considerations  ~65,000 newly diagnosed CRPS-1 patients annually in the U.S.1  Implied annual U.S. addressable population: 30,000+ patients  Estimated % of patients with warm-phase CRPS-1  ~80% to 90%+  first 6 months from onset2  ~70 to 75%  months 6 – 12 from onset2  ×  ~85%  of these patients expected to be TPBS-positive2  3  6  9  12  Months from CRPS-1 symptom onset  Estimated % of patients diagnoses  ~50%  diagnosed within the first 6 months3  ~80%  diagnosed by 12 months, cumulative3  Ambros analysis of incident CRPS‑1 patients from the Komodo Healthcare Map claims (n = 189,483).  Ambros post‑hoc analysis of pooled baseline warm‑phase symptoms across four Grünenthal and two Abiogen studies (n = 189); TPBS positivity per Wüppenhorst N, et al. Clin J Pain 2010 and Wertli MM, et al. PLoS One 2017.  Primary market research with physicians and CRPS experts conducted by Aquest.  26

Pain specialists are the primary prescribers, supported by a referral network with hand and foot specialists

We plan to establish a targeted specialty sales force to reach the majority of U.S. CRPS-1 patients

- ~65% of CRPS-1 diagnoses come from four specialties[1]
- Key prescribers concentrated in pain (~6,000 U.S. specialists[2]) and hand/foot (~12,500 U.S. specialists[3])
- Prioritized using claims data on high-frequency CRPS-1 diagnosers (Komodo)
- Initial focus: high-volume pain clinics, hand/foot specialists, orthopedists (education/awareness), KOLs

1. Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483); diagnosing-specialty distribution.
2. 2026 AMA Physician Professional Data; U.S. Physician Workforce Data Dashboard. Excludes non-practicing pain physicians.
3. 2024 Occupational Outlook Handbook and Patel R et al. Where Are the Hand Surgeons? J Hand Surg Glob Online. 2025 Dec 5. doi: 10.1016/j.jhsg.2025.100898.

27

 28  IP, regulatory exclusivity, CMC readiness, and Abiogen license

 Neridronate protected through IP and high barrier to entry  U.S. market exclusivity  Methods for patient selection patent granted (exp. 2045)  7-year Orphan exclusivity; potential 6-month pediatric exclusivity  Limitations of other bisphosphonates  Differentiated from other branded/generic bisphosphonates  IV formulation addresses limited bioavailability of oral bisphosphonates  Efficacy and safety of other injectable bisphosphonates have not been established in CRPS-1 trials  Existing and future treatment options  Expensive procedures such as sympathetic nerve blocks, sympathectomies, and spinal cord stimulation are used in patients despite limited efficacy  Opioids may help manage acute pain to limited extent, but tolerance, long-term toxicity, and addiction pose serious risks  Lack of late-stage (Phase 2 or beyond) CRPS assets in the clinic  29

 30  Abiogen License Agreement  Owns >5% of Ambros post merger closure  Manages all manufacturing of commercial product  Established manufacturing capabilities that support their owned products, and partnered products   >1 million square foot manufacturing plant that meets the strict Good Manufacturing Practice rules set by the EMA  Clinical drug product (sterile IV) manufactured by Alcami; supply in place through CRPS-RISE topline  Abiogen  Exclusive, sublicensable license to develop and commercialize neridronate in the U.S., Canada and Mexico (along with options to expand into other territories)  Leads U.S. clinical development, FDA regulatory process and commercialization  Ambros pays Abiogen a transfer price equal to the cost of goods plus a low double-digit markup and a separate mid-single-digit royalty on aggregate annual net sales; no milestones   Typical partnership governance and committees in place with Abiogen  Ambros

 31  Pro forma financial position, cash runway, key milestones and expected newsflow

Key Value-Inflection Milestones Through 2028

Strong Capital Position

- ~$103.2M in cash, cash equivalents, and short-term investments as of 6/30/2026[1]


FDA engagement on incorporating interim analysis in CRPS-RISE
Pivotal CRPS-RISE Topline Data Readout
1H26
2H26
4Q26
2028
+ ~6 months
First Patient Enrolled in Pivotal CRPS-RISE Trial (June 2026)
Expected close of pending reverse merger with Werewolf Therapeutics
Neridronate NDA Submission

1. Unaudited and prepared only by the Company's management, subject to change as of June 30, 2026.

32

 Appendix  33

Abiogen NAIMES Phase 3 study with neridronate administered IM

Randomized, double-blind, placebo-controlled study in CRPS-1 (n=78)

- TPBS confirmed CRPS-1 with symptoms ≤4 months
- 25 mg neridronate (n=41) or placebo (n=37) on days 1-16*
- Primary endpoint of pain intensity assessed by visual analog scale (VAS, range 0-100mm) at day 30

Neridronate significantly reduced VAS pain intensity score vs. placebo (p=0.0003)

- Significant improvements observed across secondary endpoints of pain and quality of life (McGill Pain Questionnaire)
- Significant improvements in edema (p=0.03), allodynia (p=0.0004), hyperalgesia (p=0.0023), pain at motion (p=0.0009) vs. placebo

Double-blind



Neridronate
Placebo
Δ = − 5.86
Δ = − 9.36
p=0.0003
Δ = − 19.12
Pain VAS (mm)
100
80
60
40
20
0
D D D D D D D D D D D D D D D D
0
5
10
15
20
25
30
Treatment duration (days)

D: IM study treatment dosed. IM: Intramuscular.
Varenna M et al. Intramuscular neridronate for the treatment of complex regional pain syndrome type 1: a randomized, double-blind, placebo-controlled study. Ther Adv Musculoskelet Dis. 2021 Jun 11;13:1759720X211014020.

34

Utility of triple-phase bone scan (TPBS) as a "precision medicine" tool in CRPS-1

- **TPBS is an imaging procedure that uses a radiolabeled bisphosphonate (BP) and specialized camera to assess bone involvement**
  - BPs bind to hydroxyapatite, a calcium mineral exposed during the warm phase of CRPS-1[1]
  - Qualitative comparison vs. patient's own unaffected limb
- **Increased radiolabeled BP uptake (positive TPBS reading) indicates high bone turnover and exposed bone tissue[2] → increases likelihood of response to neridronate by confirming BP penetrance at site of injury[1]**
  - Positive TPBS readings have been shown to correlate with CRPS-1 disease duration and are typically seen within the first 5-6 months of symptoms ("warm" phase)[3]
  - "Cold" CRPS-1 usually correlates with negative TPBS readings, indicating decreased BP uptake[3]

1. Wong KK, Piert M. "Dynamic bone imaging with 99mTc-labeled diphosphonates and 18F-NaF: mechanisms and applications." J Nucl Med. 2013;54(4):590-599. PMID 23482667
2. Varenna M, Crotti C. Bisphosphonates in the treatment of complex regional pain syndrome: is bone the main player at early stage of the disease? Rheumatol Int 2018;38(11):1959-1962. Varenna M. Bisphosphonates beyond their anti-osteoclastic properties. The lesson of complex regional pain syndrome. Rheumatology (Oxford) 2014;53(6):965-967.
3. Wüppenhorst N, et al. Sensitivity and specificity of 3-phase bone scintigraphy in the diagnosis of CRPS of the upper extremity. Clin J Pain 2010; Wertli MM, et al. Usefulness of bone scintigraphy for the diagnosis of CRPS 1: a systematic review and Bayesian meta-analysis. PLoS One 2017.

35

Abiogen IV NERIAS Study Demonstrated Responses Similar Whether Treated Initially or in the Cross-Over Phase, After Day 40 + Washout Period  Draft - Confidentail - Preliminary for Discussion  36  Placebo in double-blind phase  Neridronate in cross over phase following placebo in double-blind phase  Neridronate in double- blind phase  Days